

June 24, 2013

Via Facsimile
Thomas J. Hirsch
Chief Financial Officer
Fiserv, Inc.
255 Fiserv Drive
Brookfield, WI 53045

> **Re: Fiserv, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **Form 10-Q for the Quarterly Period Ended March 31, 2013**
> **Filed May 1, 2013**
> **File No. 000-14948**

Dear Mr. Hirsch:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data

Note 10. Subsidiary Guarantors of Long-Term Debt, page 54

1.   Your disclosure indicates that the Senior Notes are fully and unconditionally guaranteed by certain of the company's 100% owned domestic subsidiaries. We also note in the related indentures that there are provisions under which the guarantees shall automatically terminate or the subsidiary guarantor shall be released and discharged from all obligations. Please tell us what consideration you gave to disclosing such release provisions in order to clearly describe the qualifications to the subsidiary guarantees.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Item 1. Financial Statements (Unaudited)

Note 10. Accumulated Other Comprehensive Loss, page 9

2.   We note the disclosure provided in this footnote regarding the components of accumulated other comprehensive loss. Please tell us what consideration you gave to disclosing the activity related to the changes in the balances of each component of accumulated other comprehensive loss (i.e., current period reclassifications out of accumulated other comprehensive loss and other amounts of current-period other comprehensive income) as required by the amendments to ASC 220-10-45-14A (as illustrated in ASC 220-10-55-15) brought on by ASU No. 2013-02.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

                                    Sincerely,

                                    /s/ Patrick Gilmore

                                    Patrick Gilmore
                                    Accounting Branch Chief